04002574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chaconia Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Independence Square
(No. and Street)

Port of Spain, Trinadad, West Indies
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Elizabeth T McGuire~~ (813) 988-5829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

200 South Biscayne Boulevard Suite 1900, Miami, FL 33131
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH, D.C. 188 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth T. McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chaconia Financial Services, Inc, as of February 20, , 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DF~~inancial Operations and~~ Principal Mana

Title

Notary Public

LESLIE P. FORMAN
MY COMMISSION # DD 076857
EXPIRES: December 28, 2005
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2004
WASH, D.C. 188 SECTION

Chaconia Financial Services, Inc.

(A wholly-owned subsidiary of Chaconia Fund Services, Inc.,
a wholly-owned subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission December 31, 2003 and 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
200 South Biscayne Boulevard
suite 1900
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Board of Directors and
Stockholder of Chaconia Financial Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Chaconia Financial Services, Inc. (the "Company") at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2004

Chaconia Financial Services, Inc.

(A wholly-owned subsidiary of Chaconia Fund Services, Inc., a wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Financial Condition

December 31, 2003 and 2002

Assets

	2003	2002
Cash	$ 7,526	$ 10,896
Accounts receivable	12,808	-
Total assets	$ 20,334	$ 10,896

Liabilities and Stockholder's Equity

	2003	2002
Accounts payable	$ 500	$ 1,000
State income taxes payable	250	-
Total liabilities	750	1,000
Stockholder's equity:		
Common stock ($1 per share par value, 8,000 shares authorized, 1,010 issued and outstanding)	1,010	1,010
Additional paid-in capital	75,092	66,092
Accumulated deficit	(56,518)	(57,206)
Total stockholder's equity	19,584	9,896
Total liabilities and stockholder's equity	$ 20,334	$ 10,896

The accompanying notes are an integral part of these financial statements.

Chaconia Financial Services, Inc.

(A wholly-owned subsidiary of Chaconia Fund Services, Inc., a wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of income

For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Fee income	$ 12,808	$ -
Expenses:		
Regulatory fees	5,001	8,177
Licenses and fees	645	280
Professional fees	6,000	4,670
Bank charges	58	17
Advertising	166	-
Total expenses	11,870	13,144
Net operating income (loss) before taxes	938	(13,144)
State income tax expense	250	-
Net income (loss)	$ 688	$ (13,144)

The accompanying notes are an integral part of these financial statements.

Chaconia Financial Services, Inc.

(A wholly-owned subsidiary of Chaconia Fund Services, Inc., a wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Changes in Stockholder's Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2002	1,010	$ 1,010	$ 58,092	$ (44,062)	$ 15,040
Capital contribution	-	-	8,000	-	8,000
Net loss	-	-	-	(13,144)	(13,144)
Balance at December 31, 2002	1,010	1,010	66,092	(57,206)	9,896
Capital contribution	-	-	9,000	-	9,000
Net income	-	-	-	688	688
Balance at December 31, 2003	1,010	$ 1,010	$ 75,092	$ (56,518)	$ 19,584

The accompanying notes are an integral part of these financial statements.

Chaconia Financial Services, Inc.

(A wholly-owned subsidiary of Chaconia Fund Services, Inc., a wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Cash Flows

For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 688	$ (13,144)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Increase in accounts receivable	(12,808)	-
(Decrease) increase in accounts payable	(500)	1,000
Increase in state income taxes payable	250	-
Cash used in operating activities	(12,370)	(12,144)
Cash flows from financing activities:		
Capital contribution	9,000	8,000
Cash provided by financing activities	9,000	8,000
Decrease in cash and cash equivalents for the year	(3,370)	(4,144)
Cash and cash equivalents, beginning of year	10,896	15,040
Cash and cash equivalents, end of year	$ 7,526	$ 10,896
Supplemental cash flow disclosures:		
Cash paid during the year for interest and income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business and liquidity

Chaconia Financial Services, Inc. (the "Company") is a Rhode Island corporation that is a wholly-owned subsidiary of Chaconia Fund Services, Inc., a wholly-owned subsidiary of Trinidad and Tobago Unit Trust Corporation, (the "Parent") a foreign corporation located and incorporated in Trinidad. The Company was reinstated by the Securities and Exchange Commission ("SEC") and National Association of Securities Dealers, Inc. ("NASD") and approved to operate on July 24, 2002 under a NASD membership agreement as a broker-dealer limited to engaging in the retail distribution of mutual funds on an application basis.

The Company is engaged to conduct a limited security business consisting of the distribution of open-ended investment shares of an affiliated company, Chaconia Income and Growth Fund (the "Fund"), to customers residing in the United States of America. The Company will not act as a clearing broker or transact any trades on behalf of its clients. During 2003, the Company commenced operations with one customer. Revenue derived from this service is recognized in the accompanying statement of operations.

The Company is dependent on its parent to fund cash flow deficits since the Company's operations are limited as of December 31, 2003 to receipt of commissions from one customer domiciled in the United States of America.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

Fee income

Fees are recorded upon notification from the Fund of the distribution of 12b-1 fees pursuant to the Fund distribution plan for expenses incurred by the Company in connection with the distribution of the Fund's shares.

Disclosure of Significant Concentrations of Credit Risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Income Taxes

The Company is treated as a C corporation for federal and state income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company is required to record deferred tax assets relating to the unrecognized benefit of all temporary differences that will result in future federal and state tax deductions and for all unused federal and state net operating loss and tax credit carryforwards and a deferred tax liability relating to the unrecognized obligations of all temporary differences that will result in a future federal and state tax expense. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant components of the Company's net deferred income taxes are as follows:

	2003	2002
Net operating loss carryforwards	$ 13,579	$ 13,729
Valuation allowance	(13,579)	(13,729)
	$ -	$ -

Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

At December 31, 2003 and 2002 the Company had net operating loss carryforwards of approximately $56,300 and $57,200, respectively, which will begin to expire by year 2022.

3. Related Party Transactions

The Company shares office space, personnel and other administrative expenses with its Parent. Such expenses are paid by the Parent according to an agreement between the Company and the Parent.

4. Financial Instruments

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company's financial instruments at December 31, 2003 consisted primarily of accounts receivables and accounts payable.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. The Company is required to maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi). At December 31, 2003 and 2002, the Company had net capital, as defined, of $6,313 and $9,896, respectively, which was $1,313 and $4,896 in excess of the required net capital, respectively.

During 2003, the Parent contributed a total of $9,000 to the Company ($8,000 during 2002).

Chaconia Financial Services, Inc.
(A wholly-owned subsidiary of Chaconia Fund Services, Inc., a wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)
Supplementary Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Net Capital

Total stockholder's equity	$ 19,584
Total capital	$ 19,584
Deducations and/or charges:	
Non allowable assets:	
Accounts receivable	$ 12,808
Other	463
Total deductions and/or charges	13,271
Net capital	$ 6,313
Computation of Net Capital Requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 1,313

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2003 unaudited FOCUS Report filing dated January 16, 2004.

Chaconia Financial Services, Inc.

(A wholly-owned subsidiary of Chaconia Fund Services, Inc., a wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Supplementary Schedule II
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(1) of the Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
200 South Biscayne Boulevard
suite 1900
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Chaconia Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Chaconia Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of Chaconia Fund Services, Inc., a wholly-owned subsidiary of the Trinidad and Tobago Unit Trust Corporation for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exceptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

PRICEWATERHOUSECOOPERS

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2004